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82-4142

02015639

02 MAR -5 AM 8:2

PRESS RELEASE

ADAPTIVE MARKETING SOLUTIONS INC.

Suite 575 – 1111 West Hastings Street, Vancouver, B.C V6E 2J3
Telephone: (604) 685-5291 Fax: (604) 662-3436
Email: ir@artgallerylive.com

Tuesday, November 20, 2001 - Adaptive Marketing Solutions Inc. (CDNX "ADP") wishes to announce that pursuant to receiving shareholder approval of a name change and share consolidation at the Company's Annual General Meeting held on August 17, 2001 the directors have decided to proceed with the above noted transactions at this time. The Company's share capital will be consolidated on a 1 new for 2 old basis and the corporate name will be changed. Currently, the Company has 2,624,345 common shares issued and outstanding and, following the proposed consolidation, would have approximately 1,312,173. Final approval of the share consolidation and name change is subject to regulatory approval, including the approval of the Canadian Venture Exchange.

The Company also announces that at the above noted Annual General Meeting Mr. James Stewart did not stand for re-election to the Board and is therefore no longer a director of the Company.

On behalf of the Board of Directors,
ADAPTIVE MARKETING SOLUTIONS INC.

"Peter Steele"

Peter Steele, CEO

PPL

This news release was prepared by management. The Canadian Venture Exchange has neither approved nor disproved of its contents. For further information, please feel free to contact the Company.

dw 5/9

Form 53-901F

MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

Item 1. **Reporting Issuer**

ADAPTIVE MARKETING SOLUTIONS INC.
Suite 575-1111 West Hastings St.
Vancouver, British Columbia
V6E 2J3

Telephone: (604) 685-5291
Fax: (604) 662-3436

Item 2. **Date of Material Change**

November 20, 2001

Item 3. **Press Release**

The date of the press release issued pursuant to Section 67(1) of the Act with respect to the material change disclosed in this report is November 20, 2001. The press release was issued in Vancouver, British Columbia.

Item 4. **Summary of Material Change**

(see attached news release)

Item 5. **Full Description of Material Change**

(see attached news release)

Item 6. **Reliance on Section 67(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officer**

The following senior officer of the Company is knowledgeable about the material change disclosed in this report:

Peter Steele
Phone: (604) 685-5291

Item 9. **Statement of Senior Officer**

I, the undersigned, Chief Executive Officer and Director of the Company, hereby certify that the foregoing information accurately discloses the material change referred to herein.

Executed at Vancouver, British Columbia, this Tuesday, November 20, 2001

Peter Steele
CEO and Director